SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Zoetis Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98978V103

(CUSIP Number)

Amit Malhotra

Sachem Head Capital Management LP

399 Park Avenue, 32nd Floor

New York, New York 10022

212-714-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978V103	Page 2 of 37

1	NAME OF REPORTING PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,395,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,395,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,395,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 98978V103	Page 3 of 37

1	NAME OF REPORTING PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,395,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,395,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,395,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98978V103	Page 4 of 37

1	NAME OF REPORTING PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,395,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,395,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,395,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98978V103	Page 5 of 37

1	NAME OF REPORTING PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,395,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,395,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,395,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98978V103	Page 6 of 37

This statement constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Zoetis Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 12, 2014 (the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 1.	Security and Issuer

No material change.

Item 2.	Identity and Background

No material change.

Item 3.	Source and Amount of Funds or Other Consideration

No material change.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D is hereby restated as follows:

As disclosed in Item 5(e) of this Amendment No. 1, pursuant to the Letter Agreement (as hereinafter defined), Sachem Head and Pershing Square are no longer consulting with respect to their investments in the Issuer. Accordingly, the Reporting Persons no longer believe they may be deemed to have beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of the Issuer’s Common Stock beneficially owned by Pershing Square. See Item 6 of this Amendment No. 1.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 98978V103	Page 7 of 37

Item 5.	Interest in Securities of the Issuer

(a) – (d) No material change.

(e) The Reporting Persons no longer believe they may be deemed to be beneficial owners of more than five percent of the Issuer’s Common Stock as of February 3, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended and supplemented by adding the following information:

On February 3, 2015, the Issuer entered into a letter agreement with Sachem Head, on behalf of the Sachem Head Funds, and Pershing Square, on behalf of the Pershing Square Funds (the “Letter Agreement”). In addition to the agreement between Sachem Head and Pershing Square described below, the Letter Agreement provides for certain governance arrangements as between the Issuer and Pershing Square and customary standstill restrictions on the Sachem Head Funds and the Pershing Square Funds. The foregoing summary of the Letter Agreement is qualified in its entirety by reference to the actual language of the agreement, a copy of which is filed herewith as Exhibit 99.4 and is incorporated herein by reference.

Pursuant to the Letter Agreement, Sachem Head and Pershing Square have determined no longer to consult with each other with respect to their investments in the Issuer. Accordingly, the Reporting Persons no longer believe they may be deemed to have beneficial ownership (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended) of the shares of the Issuer’s Common Stock beneficially owned by Pershing Square.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 99.4	Letter Agreement, dated February 3, 2015, among the Issuer, Sachem Head and Pershing Square.

CUSIP No. 98978V103	Page 8 of 37

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2015

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP, LLC, its General Partner

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

CUSIP No. 98978V103	Page 9 of 37

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

Exhibit 99.1*	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.

Exhibit 99.2	Trading data.

Exhibit 99.3*	Letter Agreement, dated October 1, 2014, among Sachem Head and Pershing Square.

Exhibit 99.4	Letter Agreement, dated February 3, 2015, among the Issuer, Sachem Head and Pershing Square.

*	Previously filed.